UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three Months ended September 30, 2006

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 - N/A

PART I— FINANCIAL INFORMATION

ITEM 1	FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	September 30, 2006 (Unaudited)	June 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$189,845	$213,995
Accounts receivable, net	167,185	133,002
Inventory	269,368	234,942
Other assets and prepaids	45,329	53,248

Total current assets	671,727	635,187
Property and equipment, net	106,914	109,174
Investments	71,740	74,581
Other non-current assets	11,417	11,671

Total Assets	$861,798	$830,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$159,799	$104,923
Accrued liabilities	102,882	100,690
Income taxes payable	18,428	18,930
Current portion of long term obligations and others	3,925	4,737

Total current liabilities	285,034	229,280

Long term obligations	205,585	206,593

Minority interest in subsidiaries	585	1,587

Shareholders’ equity:
Share capital (‘000)
Outstanding: 83,360 and 83,271 shares	298,881	298,474
Other reserves	52,831	52,265
Unrealized holding gains on investments	16,929	19,453
Retained earnings	1,953	22,961

Total shareholders’ equity	370,594	393,153

Total Liabilities and Shareholders’ Equity	$861,798	$830,613

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended September 30,
	2006	2005
Sales, net	$241,512	$280,173
Cost of goods sold	205,612	223,607

Gross profit	35,900	56,566

Operating expenses:
Selling, general and administrative	41,827	45,265
Research and development	15,863	19,927

Total operating expenses	57,690	65,192

Operating loss	(21,790)	(8,626)
(Loss) gain from investments, net	(717)	10,028
Interest income	1,909	995
Interest expense	(2,864)	(2,017)
Others	1,833	152

(Loss) income before income taxes and minority interest	(21,629)	532
Provision for income taxes	(382)	(138)
Minority interest in loss	1,003	297

Net (loss) income	$(21,008)	$691

Basic (loss) earnings per share:	$(0.25)	$0.01
Weighted average ordinary shares outstanding (‘000)	83,322	83,556
Diluted (loss) earnings per share:	$(0.25)	$0.01
Weighted average ordinary shares and equivalents outstanding (‘000)	83,322	84,690

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Three Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net (loss) income	$(21,008)	$691
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of fixed assets	4,237	5,487
Amortization of intangible assets	543	746
Deferred share compensation amortization	566	202
Minority interest in loss	(1,003)	(297)
Equity share in loss of unconsolidated investments	81	—
Loss on disposal of fixed assets	5	26
Write-off of investments and other non-current assets	717	999
Gain from investments, net	—	(11,016)
Deferred income taxes, net	(70)	(13)
Foreign currency exchange (gain) loss	(10)	727
Changes in assets and liabilities, net:
Accounts receivable	(34,183)	(6,202)
Inventory	(34,426)	30,380
Other assets and prepaids	8,299	(4,574)
Accounts payable	54,876	(24,328)
Accrued and other liabilities	2,192	(163)
Income taxes	(502)	(1,921)

Net cash used in operating activities	(19,686)	(9,256)

Cash flows from investing activities:
Capital expenditures, net	(2,068)	(6,306)
Proceeds from sale of fixed assets	86	3
Proceeds from sale of quoted investments	—	14,408
Purchase of investments	(400)	(452)
Increase in other non current assets, net	(750)	(3,100)

Net cash (used in) provided by investing activities	(3,132)	4,553

Cash flows from financing activities:
Increase in minority shareholders’ loan and equity balance	1	18
Proceeds from exercise of ordinary share options	407	334
Repurchase of ordinary shares	—	(8,134)
Repayments of debt obligations	(945)	(887)
Repayments of capital leases	(818)	(1,316)

Net cash used in financing activities	(1,355)	(9,985)

Net decrease in cash and cash equivalents	(24,173)	(14,688)
Effects of exchange rate changes on cash and cash equivalents	23	(774)
Cash and cash equivalents at beginning of fiscal year	213,995	187,246

Cash and cash equivalents at end of the period	$189,845	$171,784

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2006 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. The consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2006 annual report on Form 20-F filed with the Securities and Exchange Commission.

The results of operations for the three month period ended September 30, 2006 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. The first quarter for fiscal 2007 ended on September 29, 2006. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”). For the three months period ended September 30, 2006, Creative has presented the effects of exchange rate changes on cash and cash equivalents, and has revised amounts in prior periods for comparative purposes.

NOTE 2 – OTHER NON-CURRENT ASSETS

(in US$’000)	September 30, 2006	June 30, 2006
Other intangible assets	$37,568	$37,568
Accumulated impairment charges	(4,727)	(4,727)
Accumulated amortization	(31,630)	(31,087)

Other intangible assets, net	1,211	1,754
Goodwill	—	—
Other non-current assets	10,206	9,917

	$11,417	$11,671

NOTE 3 – INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	September 30, 2006	June 30, 2006
Raw materials	$124,629	$110,469
Work in progress	16,802	1,198
Finished products	127,937	123,275

	$269,368	$234,942

NOTE 4 – PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges from 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual were as follows (in US$’000):

	September 30, 2006	September 30, 2005
Balance at the beginning of the year	$9,536	$12,418
Accruals for warranties issued during the period	8,209	11,587
Adjustments related to pre-existing warranties (include changes in estimates)	—	(164)
Settlements made during the period	(9,594)	(12,128)

Balance at the end of the period	$8,151	$11,713

NOTE 5 – NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

The following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended September 30,
	2006	2005
Weighted average ordinary shares outstanding	83,322	83,556
Weighted average dilutive stock options outstanding	—	1,134

Weighted average ordinary shares and equivalents outstanding	83,322	84,690

For the three months ended September 30, 2006, approximately 0.5 million shares were excluded from the determination of diluted net loss per share, as the effect of including such shares is anti-dilutive.

NOTE 6 – INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographic regions, where the tax rates range from 0% to 50% and pioneer status income in Singapore, which is exempt from tax. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the Pioneer Certificate.

NOTE 7 – COMPREHENSIVE INCOME (LOSS)

The components of total comprehensive loss are as follows (in US$’000):

	Three months ended September 30,
	2006	2005
Net (loss) income	$(21,008)	$691
Unrealized loss on quoted investments	(2,524)	(10,946)

Total comprehensive loss	$(23,532)	$(10,255)

NOTE 8 – SHARE REPURCHASES

Creative did not repurchase any shares in the quarter ended September 30, 2006.

At the Annual General Meeting (“AGM”) held on October 31, 2006, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is earlier.

NOTE 9 – EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vests on the first anniversary of the grant date and 1/48 of the total amount of the grant vests on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Creative issues new shares to satisfy its share based exercises.

Effective July 1, 2005, Creative adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment”. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period.

The options outstanding and exercisable as at September 30, 2006 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding (‘000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)	Number of Shares Exercisable (‘000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)
$1.00 to $2.99	104	$2.75	$392	4.37	104	$2.75	$392	4.37
$3.00 to $4.99	1,847	$4.47	$3,773	5.05	1,847	$4.47	$3,773	5.05
$5.00 to $6.99	165	$5.77	$122	4.72	156	$5.74	$120	4.62
$7.00 to $10.99	6,290	$8.22	$—	5.68	3,269	$8.88	$—	3.05
$11.00 to $18.99	6	$18.40	$—	3.42	6	$18.40	$—	3.42

	8,412	$7.29	$4,287	5.50	5,382	$7.16	$4,285	3.80

The intrinsic value is determined by the difference between Creative’s closing share price of $6.51 as of September 29, 2006 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. As at September 29, 2006, Creative expects to recognize total unrecognized compensation cost relating to non-vested stock-based compensation of $2,770,000 over a weighted average period of 3.05 years.

NOTE 10 – INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 11 – LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Nichia Corporation (a patent infringement action filed in the Northern District of California against Creative and other defendants); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities. Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 12 – SUBSEQUENT EVENT

Creative has agreed to sell an 80.1% interest in its manufacturing operations in Malaysia to a group of third party investors. The sale of a controlling interest in the manufacturing operations is in line with management’s goal of streamlining and improving operational efficiencies. Creative expects to receive approximately $40 million in cash as sale consideration and for the repayment of inter-company balances. Upon the completion of the transaction, Creative expects to record a profit of approximately $5 million.

ITEM 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2006 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended September 30, 2006, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004
Sales, net	$241,512	$230,875	$225,657	$390,826	$280,173	$305,409	$333,840	$375,142
Cost of goods sold	205,612	198,371	235,799	305,440	223,607	274,417	256,519	273,398

Gross profit	35,900	32,504	(10,142)	85,386	56,566	30,992	77,321	101,744
Operating expenses:
Selling, general and administrative	41,827	42,753	51,959	55,220	45,265	48,051	51,208	56,931
Research and development	15,863	15,682	18,843	22,734	19,927	20,300	19,687	22,620
Other charges	—	—	37,351	—	—	—	—	65,225

Operating (loss) income	(21,790)	(25,931)	(118,295)	7,432	(8,626)	(37,359)	6,426	(43,032)
Net (loss) gain from investments	(717)	(34)	2,030	6,880	10,028	9,304	14,766	51,539
Interest income	1,909	2,000	1,847	1,399	995	967	1,243	651
Interest expense	(2,864)	(2,701)	(2,449)	(2,244)	(2,017)	(1,792)	(1,275)	(456)
Others	1,833	6,072	2,488	(5,140)	152	(4,796)	(5,728)	5,555

(Loss) income before income taxes and minority interest	(21,629)	(20,594)	(114,379)	8,327	532	(33,676)	15,432	14,257
Provision for income taxes	(382)	7,632	(229)	(115)	(138)	1,855	(53)	(2,236)
Minority interest in loss (income)	1,003	230	279	(1)	297	(123)	534	(178)

Net (loss) income	$(21,008)	$(12,732)	$(114,329)	$8,211	$691	$(31,944)	$15,913	$11,843

Basic (loss) earnings per share	$(0.25)	$(0.15)	$(1.38)	$0.10	$0.01	$(0.38)	$0.19	$0.14

Weighted average ordinary shares outstanding (‘000)	83,322	83,179	82,895	82,740	83,556	83,576	83,307	82,320

Diluted (loss) earnings per share	$(0.25)	$(0.15)	$(1.38)	$0.10	$0.01	$(0.38)	$0.18	$0.14

Weighted average ordinary shares and equivalents outstanding (‘000)	83,322	83,179	82,895	83,532	84,690	83,576	86,274	85,930

	Unaudited data for quarters ended (as a percentage of sales)
	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	85	86	105	78	80	90	77	73

Gross profit	15	14	(5)	22	20	10	23	27
Operating Expenses:
Selling, general and administrative	17	18	23	14	16	16	15	15
Research and development	7	7	8	6	7	6	6	6
Other charges	—	—	17	—	—	—	—	17

Operating (loss) income	(9)	(11)	(53)	2	(3)	(12)	2	(11)
Net (loss) gain from investments	(1)	—	1	2	4	3	5	14
Interest income	1	1	1	—	—	—	—	—
Interest expense	(1)	(1)	(1)	(1)	(1)	—	—	—
Others	1	2	1	(1)	—	(2)	(2)	1

(Loss) income before income taxes and minority interest	(9)	(9)	(51)	2	—	(11)	5	4
Provision for income taxes	—	3	—	—	—	1	—	(1)
Minority interest in loss (income)	—	—	—	—	—	—	—	—

Net (loss) income	(9)%	(6)%	(51)%	2%	—%	(10)%	5%	3%

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2006 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Net sales

Net sales for the first quarter of fiscal 2007 decreased by 14% compared to the same quarter in the prior fiscal year. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and digital cameras, decreased by 9% in the first quarter of fiscal 2007 compared to the same quarter in the prior fiscal year. As a percentage of sales, PDE products represented 70% of sales in the first quarter of fiscal 2007 compared to 66% of sales in the same quarter in fiscal 2006. The decrease in sales of PDE products was primarily attributable to management’s decision to streamline the company’s lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 31% in the first quarter of fiscal 2007 compared to the same quarter in fiscal 2006, and as a percentage of sales, represented 10% of sales in the first quarter of fiscal 2007 compared to 13% in the first quarter of fiscal 2006. The decrease in sales of audio products was mainly due to a decrease in sales of low-end sound cards. Sales of speakers in the first quarter of fiscal 2007 decreased by 14% compared to the same quarter in the prior fiscal year. As a percentage of sales, speakers were 13% of sales in the first quarter of fiscal 2007 and 2006. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 27%, and as a percentage of sales, represented 7% of sales in the first quarter of fiscal 2007 compared to 8% of sales in the first quarter of fiscal 2006. The decrease was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Gross profit in the first quarter of fiscal 2007 was 15% compared to 20% in the same quarter in the prior fiscal year. The markets in which Creative competes, especially the market for digital audio players, are characterized by intense competition and aggressive pricing practices. Gross profit margin in the first quarter of fiscal 2007 were lower mainly due to lower average selling prices of digital audio players in the first quarter of fiscal 2007 compared to the same quarter of fiscal 2006 and inventory provisions resulting from the drop in selling prices of digital audio players.

Operating expenses

Selling, general and administrative (“SG&A”) expenses decreased by 8% in the first quarter of fiscal 2007 compared to the same quarter in the prior fiscal year. SG&A expense were lower in the quarter in line with the decrease in sales. As a percentage of sales, SG&A expenses were 17% in the first quarter of fiscal 2007 compared to 16% in the same quarter of fiscal 2006.

Research and development (“R&D”) expenses decreased by 20%, primarily due to a lower R&D spending by Creative’s wholly-owned subsidiary, 3Dlabs Inc., Ltd, due to a change in business strategy announced in fiscal year 2006 to focus on the portable handheld device market instead of the professional workstation graphics business. As a percentage of sales, R&D expenses were 7% of sales in the first quarter of fiscal 2007 and 2006.

Net investment (loss) gain

Net investment loss of $1.0 million in the first quarter of fiscal 2007 was attributable to write-downs of investments. Net investment gain of $10.0 million in the first quarter of fiscal 2006 comprised a $11.0 million net gain from sales of investments offset partially by $1.0 million in write-downs of investments.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest was an expense of $1.0 million in the first quarter of fiscal 2007 and 2006. The net interest expense was primarily related to the five-year $175.0 million syndicated term loan that was drawn-down in fiscal year 2005.

Others

Other income of $1.8 million in the first quarter of fiscal 2007 was mainly due to an exchange gain of $1.7 million. Other income of $0.2 million in the first quarter of fiscal 2006 includes sundry income of $1.2 million pertaining to a write-back of unclaimed invoices and an exchange loss of $1.3 million.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries were not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under this Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of September 30, 2006 were $189.8 million compared to the balance of $214.0 million at June 30, 2006. Cash used in operating activities of $19.7 million was mainly due to a $25.9 million net increase in accounts receivable and other assets and prepaid and a $34.4 million increase in inventory, offset partially by a $57.1 million increase in accounts payable and accrued and other liabilities, and a $5.1 million adjustments for non-cash items. Inventory levels were increased in anticipation of the holiday season. The $5.1 million in adjustments for non-cash items was primarily depreciation and amortization in the amount of $5.3 million. The $3.1 million used in investing activities was primarily capital expenditures in the amount of $2.1 million. Cash used in financing activities was $1.4 million.

As of September 30, 2006, in addition to its cash reserves and excluding long-term loans, Creative has credit facilities totaling $98.2 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $95.7 million were unutilized.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of September 30, 2006:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$194,855	$3,782	$7,564	$182,564	$945
Capital Lease Obligations	161	143	10	8	—
Operating Leases	30,713	6,560	8,386	4,307	11,460
Unconditional Purchase Obligations	61,268	61,268	—	—	—
Other Long Term Obligations	180	—	180	—	—

Total Contractual Cash Obligations	$287,177	$71,753	$16,140	$186,879	$12,405

Unconditional purchase obligations are defined as contractual obligations for purchase of goods or services, which are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The expected timing of payment of the obligations set forth above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As of September 30, 2006, Creative utilized approximately $2.5 million under guarantees and letters of credit.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. Creative is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. Creative is currently evaluating the impact, if any, that SFAS 158 will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 will be effective for fiscal years ending November 15, 2006. Creative is currently evaluating the impact of applying SAB 108 but does not believe that the application of SAB 108 will have a material effect on its consolidated financial statements.

ITEM 3	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of September 30, 2006, would have a $6.0 million adverse effect on Creative’s results of operations and financial position.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative’s cash deposits and the terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results or cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at September 30, 2006. Included in other income for the three month period ended September 30, 2006 is an exchange gain of $1.7 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at September 30, 2006, expressed in US$ per one S$ and Euro were 0.6303 and 1.2674, respectively.

PART II – OTHER INFORMATION

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Results of Annual General Meeting

At the conclusion of the Annual General Meeting of shareholders held on October 31, 2006, the Company announced that all resolutions set forth in the Proxy Statement dated October 9, 2006 filed with the U.S. Securities and Exchange Commission were successfully adopted and passed by its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/S/ NG KEH LONG
Ng Keh Long
Chief Financial Officer
Date: December 12, 2006